Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 Tel: +1.212.859.8000 Fax: +1.212.859.4000 www.friedfrank.com

April 14, 2020

Via E-mail

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Joshua Shainess, Esq.

Special Counsel

Office of Mergers and Acquisitions

Re:	TEGNA Inc.

Response to SEC Letter, dated April 10, 2020

File No. 001-06961

Dear Mr. Shainess:

We refer to your letter, dated April 10, 2020, with comments to the definitive additional materials on Schedule 14A filed on March 31, 2020 and on April 7, 2020 by Standard General L.P. (“Standard General”) and the other participants named therein with respect to TEGNA Inc. (“TEGNA”). Please see below our responses to your comments.

DFAN14A Filed March 31, 2020

1.	We note the statement in your March 31 press release and shareholder letter that Mr. Lougee has been CEO for almost four years. Please revise to provide disclosure of the correct duration of Mr. Lougee’s tenure as CEO, which appears to be less than three years. Additionally, provide support for the assertion that “he has been responsible for the performance of TEGNA’s assets for the last 13 years.” In this respect, we note that until the spin-off of Cars.com, Mr. Lougee was President of a distinct business unit in the Company and not a board member.

Please see slide 17 of Standard General’s revised investor presentation (“Revised Investor Presentation”) filed as definitive additional materials on Schedule 14A on April 13, 2020 by Standard General and the other participants named therein. Mr. Lougee was head of Gannett’s broadcasting business from 2007 and led the business unit that constitutes TEGNA’s broadcast business today.

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Fried, Frank, Harris, Shriver & Jacobson LLP

April 14, 2020

DFAN14A Filed April 7, 2020

2.	We note your assertion in the press release that, with respect to the merger of Media General with LIN Media LLC and a subsequent sale to Nexstar Media Group, “[h]olders who continue to own the stock today have earned a 280% return over 6.6 years.” It is our understanding that since the sale to Nexstar, Nexstar’s management and board has operated the surviving business. Accordingly, please revise this statement to remove the implication that Media General’s post-merger performance should be attributed to Standard General or its nominees in this solicitation.

Standard General notes the Staff’s comment and did not include this statement in the press release and open letter to shareholders issued on April 14, 2020 and also filed as definitive additional materials on Schedule 14A on the same date.

3.	Please revise slide 6 in the investor presentation to include the dates the statements were made.

Slide 6 was revised in the Revised Investor Presentation.

4.	Please revise slide 17, or add an annex, to include the names of the peers included in each line item.

Please see updates to the footnote of slide 17 of the Revised Investor Presentation.

5.	Refer to the third column of slide 48. Provide us with support for the assertion that TEGNA’s board “insisted that any suitor make a fully financed, all cash offer with committed financing.” In that regard, we note TEGNA’s March 29, 2020 press release stating that two parties “have not delivered any information on financing sources.”

This statement is based upon an article entitled “TEGNA bidder Apollo hampered by HY market, sources say”, published by Activistmonitor on March 30, 2020 as well as TEGNA’s own disclosures on March 29, 2020, to which the Staff refers.

6.	Given your discussion in slides 55 and 56 of the share ownership of TEGNA’s board and of management’s lack of open market purchases, please revise the investor presentation to include the share ownership and open market purchases of your nominees.

Please see updates to slide 60 of the Revised Investor Presentation.

Fried, Frank, Harris, Shriver & Jacobson LLP

April 14, 2020

Please contact Warren de Wied at (212) 859-8296 or Phil Richter at (212) 859-8763 if you have any questions regarding this letter.

Very truly yours,

Warren de Wied

CC:	Gail Steiner

Partner, General Counsel and Chief Compliance Officer

Standard General L.P.